fUnited States
Securities and Exchange Commission
Washington, DC 20549

Schedule 13D/A
(Rule 13D-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(A) and
Amendments Thereto Filed Pursuant To § 240.13d-2(A)
Under the Securities Exchange Act of 1934

(Amendment No. 5)

INFINITE GROUP, INC.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

456910306
(CUSIP Number)

Northwest Hampton Holdings, LLC c/o James Villa c/o INFINITE GROUP, INC. 175 SULLY'S TRAIL, STE 202 Pittsford, NY 14534 Tel: 585-385-0610
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

CUSIP No. 456910306	Schedule 13D/A	Page 2 of 5

1	NAMES OF REPORTING PERSON Northwest Hampton Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF	7	SOLE VOTING POWER 5,055,153
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 5,055,153
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,055,153
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.04%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 456910306	Schedule 13D/A	Page 3 of 5

1	NAME OF REPORTING PERSON James Villa
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 7,367,153
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 7,367,153
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,367,153
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.01%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 456910306	Schedule 13D/A	Page 4 of 5

Item 1.	Security and Issuer.

    The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of Infinite Group, Inc., a Delaware corporation with its principal offices at 175 Sully’s Trail, Suite 202, Pittsford, NY 14534 (the “Company”).

Item 2.	Identity and Background.

This Amendment No. 5 amends the Schedule 13D filed by Northwest Hampton Holdings, LLC, a New York limited liability company (“Northwest”), and James Villa, a United States citizen (together Northwest and James Villa are the "Reporting Persons") on February 25, 2008.  Northwest’s principal business is consulting. James Villa is the Chief Executive Officer of the Company. James Villa is also the sole member of Northwest, and may be deemed to indirectly beneficially own the Shares directly beneficially owned by Northwest. Northwest’s principal business address is 308 Rock Beach Road, Rochester, NY 14617.

The Reporting Persons have not during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

Beneficial ownership (as such term is defined under Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of the 5,055,153 shares of Common Stock beneficially owned by Northwest was acquired pursuant to various convertible notes issued by the Company to Northwest in 2003 and 2004 in loan transactions (the “Northwest Notes”) to fund the Company’s working capital requirements, including options to acquire shares of Common Stock issued to Northwest in connection with amendments to the Northwest Notes. The principal and interest amount of the convertible notes as of March 10, 2022, is $252,758. The Northwest Notes, as amended, mature on January 1, 2024. Northwest’s source of funds for the loans to the Company was its working capital and cash on hand.

Beneficial ownership (as such term is defined under Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of the 7,367,153 shares of Common Stock beneficially owned by Mr. Villa was acquired pursuant to his ownership and control of Northwest, various options to acquire shares of Common Stock granted by the Company to Mr. Villa in connection with his service as an executive of the Company, and in acquisitions of shares of Common Stock by Mr. Villa using personal funds or as compensation for his services to the Company, including an exercise of an option to purchase an aggregate of 500,000 shares of Common Stock at $0.04 per share for an aggregate purchase price of $20,000 on September 16, 2021 using personal funds.

Item 4.	Purpose of the Transaction.

The securities reported on herein are held for the purpose of investment.

Except as otherwise described herein, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

a)
The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons are 7,367,153 shares, of which 1,312,000 are issued and outstanding and 6,055,153 are issuable under the terms of the Northwest Notes and options held by Northwest and Mr. Villa. The 7,367,153 shares beneficially owned by the Reporting Persons represent approximately 19.0% of the total shares of Common Stock outstanding as of the date hereof.

b)	The Reporting Persons have the sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, all the shares of Common Stock reported on herein.

c)	Except as disclosed in Item 3 above, the Reporting Persons have not effected any transaction in the shares of Common Stock during the last 60 days.

d)	None.

e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and any other person, with respect to the securities of the Company.

Item 7.	Material to be filed as Exhibits.

Exhibit No.                      Description

None.

CUSIP No. 456910306	Schedule 13D/A	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2022	By:	/s/ Northwest Hampton Holdings, LLC
James Villa Its sole member
	By:	/s/ James Villa
James Villa